ECOSCIENCE CORPORATION


                                  EXHIBIT 20.1



                      Press release dated November 20, 1997

                                  News Release

CONTACT
Investor Relations
EcoScience Corporation
732-432-8200                                               For Immediate Release

                      ECOSCIENCE ANNOUNCES INTENT TO MERGE
                           WITH AGRO POWER DEVELOPMENT

East Brunswick,  New Jersey,  November 20, 1997: EcoScience Corporation (Nasdaq:
ECSC) announced today that it has entered into a letter of intent to merge with Agro Power Development, Inc. (APD), a privately held corporation. As currently proposed, APD will be merged with a newly formed subsidiary of EcoScience. Pursuant to the merger, APD shareholders will receive, in exchange for their APD shares, EcoScience Common Stock representing 80% of the outstanding Common Stock of EcoScience on a fully diluted basis after the merger.

The companies are combining to form an integrated, environmentally responsible, global agri-business to take advantage of their respective expertise in naturally derived food technologies, intensive production of high quality fresh produce, innovative biorational pest control technologies, and sophisticated growing and postharvest systems. EcoScience believes APD will provide the combined entity greater international presence, increased marketing capability, management depth, and the critical mass needed to accelerate revenue growth and increase shareholder value. On a consolidated basis, the companies estimate calendar year 1998 revenues will be between $60 and $80 million.

The merger is subject to completion of final due diligence by both parties, negotiation and execution of a definitive merger agreement, and approval by EcoScience and APD stockholders. As a result of the signing of this letter of intent, EcoScience will postpone its Special Meeting in lieu of the 1997 Annual Meeting of Stockholders, scheduled for Tuesday, November 25, 1997. The Special Meeting will be rescheduled and notice of the new meeting date will be provided to EcoScience's stockholders.

APD, founded in 1990, was ranked #18 in October, 1997 by Inc. Magazine in its annual list of the 500 fastest growing privately held companies in the United States. APD is a vertically integrated producer and marketer of branded, premium fresh produce grown in environmentally controlled production facilities. In addition to the development and operation of its facilities, APD markets its products and that of others via marketing alliances, through its Village Farms LLC subsidiary, under the Village Farms(R) brand name. APD utilizes state of the art technology in the design and construction of its intensive agriculture facilities, and applies cost effective, environmentally compatible and chemical pesticide free techniques to harvest and distribute high quality produce to consumers year round. Michael A. DeGiglio, President, Chief Executive Officer and Director of EcoScience, is a principal stockholder, CEO and Director of APD.

EcoScience is engaged in the development and commercialization of natural pest control products, naturally derived coatings to preserve food quality and extend the shelf life of fruits and vegetables, and the marketing and distribution of advanced technologies, products, growing systems and services for the intensive agriculture, horticulture and produce packing industries.

This press release contains forward looking statements, including those which relate to the completion of this merger. The results of that merger in terms of market acceptance and corporate position are subject to risks and uncertainties which could cause actual results to differ materially from the statements made herein. Additional risks and uncertainties related to EcoScience have been included in EcoScience's filings with the Securities and Exchange Commission. Investors are encouraged to review EcoScience's Form 10-K for the year ended June 30, 1997, and Forms 10-Q and other documents filed with the Securities and Exchange Commission for a more complete discussion of factors that could affect EcoScience's performance.

                                      # # #

                             EcoScience Corporation
--------------------------------------------------------------------------------
10 Alvin Court      East Brunswick, NJ  08816 732-432-8200     Fax  732-432-0770


                                       13